

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

Via E-mail
Mr. Marco Moran, President and Chief Executive Officer
Convenientcast, Inc.
132 E. Northside Drive, Suite C
Clinton, MS 39056

   Re: Convenientcast, Inc.
     Form 8-K/A
     Filed February 14, 2012
     Form 10-K for Fiscal Year Ended
     December 31, 2011
     Filed April 16, 2012
     File No. 001-32032

Dear Mr. Moran:

   We have reviewed your amended filing and your Form 10-K for fiscal year ended December 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed February 14, 2012

General

1. We reissue comment one of our letter dated December 13, 2011. Your next amended filing should include all disclosure required by Securities Exchange Act Form 10, as required by Item 2.01(f) of Form 8-K. In this regard, we note the absence of, among other Item requirements, description of properties, legal proceedings, executive compensation, recent sales of unregistered securities, security ownership and all required exhibits.

Entry into a Material Definitive Agreement, page 1

2. We reissue comment three of our letter dated December 13, 2011, as we are unable to locate responsive disclosure. First, please clearly identify your business section. It appears that this section has been re-titled, "Management Discussion and Analysis," but that section does not include the required Regulation S-K Item 303 disclosure. Revise to clearly separate your business section from your MD&A section and address all disclosure requirements of Item 101(h) of Regulation S-K. In this regard, we note that you do not disclose, among other details, the form and year of incorporation, any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business, your intellectual property, the need for any government approval(s) and the effect of existing or probable governmental regulations on the business. Finally, in the business development disclosure, please describe the transaction with Mirador and disclose and explain the outcome of that transaction.

3. Similarly, please provide a separate MD&A section that addresses all disclosure requirements of Item 303 of Regulation S-K. In this regard, we note that you do not include discussions on liquidity, capital resources, results of operations and off-balance sheet arrangements.

4. We note your response to comment six of our letter dated December 13, 2011 and we partially reissue the comment. Revise to discuss in greater detail your distribution partners including, among other details, whether you have any agreements with each.

5. We note your response and your revise disclosure in response to comment nine of our letter dated December 13, 2011. We note you use "pharmaceutical grade herbs." Please revise to discuss the pharmaceutical grade herbs in greater detail addressing, among other details, the meaning of the term "pharmaceutical grade," from whom you get these herbs, the availability of such herbs and provide the basis for your representation that the mix of such herbs and syrup flavors is "safe." In this regard, we note that Allen Flavors has the "exclusive responsibility to provide the highest level of quality assurance protocol to assure that [you] attain consistent, high quality herbal ingredients." However, you do not disclose from whom you attain these herbs. Finally, you mention "FDA approved current Good Manufacturing Practices." Disclose the meaning of this term and discuss FDA involvement in this process, if any.

6. Please disclose the material terms of your agreements with Allen Flavors and Big Springs, Inc. and attach the agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K.

7. We note your revised disclosure in response to comment 11 of our letter dated December 13, 2011 and we partially reissue the comment. We note that your product was derived after years of research. Revise to provide the disclosure required by Item 101(h)(4)(x) of Regulation S-K. Finally, we note that you have deleted the reference to "a decade of

research" but the statement continues to appear on page 18, note one to the financial statements.

8. We note your response to comment 14 of our letter dated December 13, 2011 that you do not have permission to use Three 6 Mafia song lyrics and DeWayne Michael Carter as the inspiration for two of your three flavors. Please revise to make it clear that you do not have these artists's permission for their song lyrics/person as inspiration for two of your flavors. In this regard, we note that you do not use their proprietary or intellectual property rights.

9. We note your revised disclosure in response to comment 15 of our letter dated December 13, 2011. In particular, we note your list of states in which the company has/had distributors. Please clarify in which of these states the company currently has distributors and in which of these states the company had distributors and no longer sells its product.

10. We note your response and revised disclosure in response to comment 16 of our letter dated December 13, 2011 and we partially reissue the comment. Please provide the basis for your statement that you have "already captured a substantial portion of market share." Please revise or explain.

11. We note your revised disclosure and your response to comment 19 our letter dated December 13, 2011. We partially reissue the comment. Please provide your basis for the following statement, "the company is perfectly positioned to capture and lead this market in the years to come," as we note the statement or a similar statement continues to appear on pages two and nine. In addition, please provide citations for the "journal articles" mentioned in your response as the basis for your statement that you were the "largest independent relaxation beverage distributor in 2008" on page 31.

12. We note your revise disclosure in response to comment 21 of our letter dated December 13, 2011 and we reissue the comment. In this regard, we note that no additional information regarding the trademark has been disclosed. Please revise your disclosure to explain this history and name and describe the parties owning the brand(s) during this period. In this regard, the agreements under which the products and trademarks were acquired by DSD should be disclosed, described in material respects, and filed as exhibits. Further, please revise to provide the basis for your revised statement that the brand name Lean has been used in popular hip hop music artists "over the past ten years or more." Include in this discussion the names of the artists, from whom they received permission to use the brand name and when they used the brand name.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers, page 33

13. We note your response to comment 23 of our letter dated December 13, 2011 and we reissue the comment. Revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Moran should serve as a director of the company. Please note that this is a separate disclosure requirement from providing an individual's business background during the past five years. See Item 401(e) of Regulation S-K.

Exhibits

14. We note your response to comment 52 of our letter dated December 13, 2011. Please file each marketing and distribution agreement, and related documentation, as a separate exhibit, numbered in accordance with Item 601 of Regulation S-K. Additionally, we note that several agreements, such as the Lean Beverage Products and Southern Beverage, Inc. agreements were not signed by the company. Please file the executed version of each agreement.

15. We note your response to comment 53 of our letter dated December 13, 2011. Please file your exhibits, such as the Bevnet, Swishblast and Atlas agreements, in proper electronic format. Note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits in an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Amendment No. 1 to Form 8-K filed on November 4, 2011

Item 9.01 Financial Statements and Exhibits, page 11

16. We note your responses to comment 25, and comments 43 through 51 in our letter dated December 31, 2011. Please be advised that the audited financial statements provided in the Form 10-K filed on April 16, 2012 do not satisfy the Regulation S-X requirements to provide the August 31, 2011 interim financial statements of DSD Networks of America, Inc. and pro-forma financial information for the October 28, 2011 reverse acquisition in your Form 8-K. Please further amend your Form 8-K to provide this information. To the extent that it is impracticable to obtain this information, you may request a waiver of these requirements from the Chief Accountant's Office in the Division of Corporation Finance. Your written request should be sent to dcaoletters@sec.gov. Also note that your e-mail is not confidential, and others may intercept and read your e-mail. In order to facilitate proper routing, please include in the body of the e-mail: company name, date of letter, correspondent's name, CIK number, Assistant Director Office No. 9, and file number. Correspondence must be attached to the e-mail as a pdf file.

DSD Network of America, Inc. (formerly Dewmar International BMC, Inc.)

Financial Statements for the Fiscal Year Ended November 30, 2010 and the Period from
March 13, 2009 (Inception) through November 30, 2009

17. We note your response to comments 27 through 42 in our letter dated December 13, 2011
and the disclosures in your December 31, 2011 Form 10-K for certain of these comments.
Please confirm to us that you will also include these disclosures in your amended Form 8-
K, as applicable.

Unaudited Pro Forma Combined Financial Information, page 38

18. We note in your combined response to comments 43 and 44 in our letter dated December
13, 2011 that all assets and liabilities, except for cash and a payable which netted to a
liability of $5,233, were taken or settled by the pre-merger majority shareholder in
Convenientcast, Inc. Please tell us how you considered presenting pro forma adjustments
for the assets and liabilities that were taken or settled by the pre-merger majority
shareholder. Also confirm our understanding that the post merger entity did not continue
with the plans to expand the potash interests and seek additional acquisition opportunities
in this mineral sector and, if so, tell us how you considered presenting a pro forma
balance sheet adjustment for the mineral leases.

Form 10-K for Fiscal Year Ended December 31, 2011

19. To the extent applicable, please revise your Form 10-K to address the comments issued
on the company's Form 8-K/A above. For instance, as non-exclusive examples, we note
the absence of Regulation S-K Item 401(e) disclosure pertaining to the specific
experience, qualifications, attributes or skills that led to the conclusion that your directors
should serve as directors. We also note that the marketing and distribution exhibits have
been filed in an improper format.

Business, page 3

20. In the "Product Description" section, you refer to several brands, such as Sprite, Jolly
Rancher, and Skittles. Please disclose whether you have agreements with the owners of
these brands. If not, the basis for this disclosure is unclear. Please revise or advise.

Legal Proceedings, page 21

21. Please revise to provide all the disclosure required by Item 103 of Regulation S-K.

22. We are unable to locate disclosure regarding recent sales of unregistered securities, as required by Item 701 of Regulation S-K. Nonexclusively, we note the shares issued pursuant to the exchange offer and the shares issued in satisfaction of your convertible promissory note in Exhibit 99.C. Please revise to provide complete Regulation S-K Item 701 disclosure for all recent sales of unregistered securities.

Exhibit Index

23. Please refer to Item 601 of Regulation S-K. All of the exhibits listed in the Exhibit Table under the heading "10-K" are required to filed as exhibits to the Form 10-K and must be listed in the index. Where an exhibit was previously filed, it may be incorporated by reference with the index reflecting that the exhibit is incorporated by reference to another filing that is described. Please revise your exhibit index as appropriate.

Index to Consolidated Financial Statements, page 40

24. We note that your consolidated financial statements include a transition period for the one month ended December 31, 2011. Please revise your Form 10-K to also present unaudited financial statements for the one month ended December 31, 2010 that is comparable to the transition period.

Report of Independent Registered Public Accounting Firm, page F-2

25. We note your disclosure on page F-7 that the November 30, 2010 financial statements were prepared to give retroactive effect of the reverse acquisition completed on October 28, 2011. We further note that the LL Bradford & Company LLC audit report on the November 30, 2010 financial statements is dated March 29, 2011. Please obtain an updated audit report that reflects the retroactive effect given to the November 30, 2010 financial statements as a result of the October 28, 2011 reverse acquisition, and provide the report in an amendment to your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551- 3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director